SUB-ITEM 77M:
Effective June, 25, 2004, Progressive Return Fund, Inc.
("PGF") and Investors First Fund, Inc. ("MGC")
(collectively, the "Predecessor Funds") merged with and into the Cornerstone Strategic Value Fund, Inc.
(the "Fund" or "CLM"), which was a tax-free merger.
Subsequently to the Board of Directors approving the merger, the shareholders of the Fund approved it on June 17, 2004. The terms of the mergers were as follows,
(i)CLM was the surviving corporation (ii)each share of common stock of PGF and MGC was converted into an equivalent dollar amount of full and fractional shares of common stock of CLM based on the relative net asset values per share of the Predecessor Funds and CLM on the business day preceding the day on which the mergers were consummated, (iii) each stockholder of the Predecessor Funds participating in the their Funds' dividend reinvestment plans received fractional shares of CLM based on the relative net asset values per share of the Predecessor Funds and CLM on the business day preceding the day on which the mergers were consummated,
(iv) PGF and MGC's stockholders that did not participate in PGF and MGC's dividend reinvestment plans did not receive fractional shares, rather CLM's transfer agent aggregated all fractional shares, selling the resulting full shares on the American Stock Exchange, LLC at the then current prices and remitted the proceeds to PGF and MGC's stockholders in proportion to their fractional shares.

In connection with the merger, CLM issued that number of shares that have an aggregate net asset value equal to the aggregate net asset values of the outstanding shares of the Predecessor Funds. Each PGF and MGC stockholder received shares of CLM having an aggregate net asset value equal to the aggregate net asset values of the stockholder's PGF or MGC shares at the close of business on the day before the effective date of the mergers.